Exhibit 99.1


Opening doors to the future®

Press Release

DENVER, CO – April 27, 2021

Contact: Trent Trujillo
Phone: 720.283.6135

UDR ANNOUNCES FIRST QUARTER 2021 RESULTS
AND INCREASES CERTAIN FULL-YEAR 2021 GUIDANCE RANGES

UDR, Inc. (the "Company") First Quarter 2021 Highlights:

- Net income per share was $0.01, Funds from Operations ("FFO") per share was $0.32, FFO as Adjusted ("FFOA") per share was $0.47, and Adjusted FFO ("AFFO") per share was $0.44.

- Net income attributable to common stockholders was $2.0 million compared to net income of $4.2 million in the prior year period, primarily due to higher costs associated with debt extinguishment and a decline in Same-Store net operating income ("NOI"), partially offset by gains from the sale of communities during the quarter.

- Year-over-year ("YOY") Same-Store results during the first quarter of 2021, with concessions accounted for on cash and straight-line bases, as compared to the first quarter of 2020 were as follows:

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	(10.6)%	0.3%	(14.1)%	36.4%	95.8%	(1.1)%
Mid-Atlantic	(4.1)%	1.6%	(6.4)%	22.4%	96.6%	(0.4)%
Northeast	(9.7)%	8.5%	(17.9)%	16.8%	95.5%	(1.0)%
Southeast	2.3%	10.5%	(1.2)%	11.7%	97.3%	0.5%
Southwest	(2.0)%	(0.4)%	(3.0)%	7.2%	96.9%	(0.2)%
Other Markets	0.1%	0.0%	0.1%	5.5%	97.2%	1.0%
Total (Cash)	**(6.4)%**	**3.3%**	**(10.4)%**	**100.0%**	**96.4%**	**(0.4)%**
Total (Straight-Line)	**(6.7)%**	**-**	**(10.8)%**	**-**	**-**	**-**

[1] Based on Q1 2021 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.

[2] Weighted average Same-Store physical occupancy for the quarter.

- The Company continues to implement its Next Generation Operating Platform, which assisted in limiting first quarter 2021 Same-Store controllable expense growth to 0.7 percent sequentially and 2.0 percent YOY.

- During the quarter, the Company
  - Entered into forward sale agreements for approximately 9.3 million shares of common stock at a weighted average initial forward price per share of $43.60 for estimated future proceeds of approximately $404.6 million, subject to adjustment as described later in this release. No shares under the forward sale agreements have been settled.
  - Issued $300.0 million of unsecured debt at an effective interest rate of 2.14 percent that matures in June 2033 and repaid $300.0 million of higher cost, 4.00 percent debt originally due in 2025.
  - Acquired one multifamily community in suburban Boston (Franklin), MA, for $77.4 million.
  - Through its Developer Capital Program, committed to invest $50.1 million into two multifamily developments, one each in Herndon, VA, and Allen, TX. Each investment yields 9.0 percent on the Company's capital outstanding and includes profit participation upon a liquidity event.
  - Sold one wholly owned community in Orange County (Anaheim), CA, and one joint venture community in Los Angeles, CA, for total net proceeds of $187.0 million at the Company's ownership share.

- Subsequent to quarter-end, the Company:
  - Acquired one community in suburban Dallas (Farmers Branch), TX, for $110.0 million and is under contract to acquire another community in suburban Dallas (Frisco), TX, for $167.0 million, which the Company expects to close during the second quarter of 2021, subject to customary closing conditions.

"First quarter 2021 earnings results met our expectations, and I am encouraged by continued improvement in our operating trends, collections, and the pace of the economic recovery. As a result of these factors and the accretive transactions we have completed and identified to-date, we have raised full-year 2021 guidance expectations," said Tom Toomey, UDR's Chairman and CEO. "While a variety of regulatory restrictions remain in place, the transition from stabilizing business trends to growth implies the low point for our quarterly earnings is behind us. Despite the economic uncertainties that remain, we expect our innovative Next Generation Operating Platform and accretive capital deployment to drive strong growth in 2021 and beyond."

Recent Operating Trends

The table presented below is a summary of fourth quarter 2020 and first quarter 2021 residential operating trends. Additional disclosure, including April forecasts, is provided on the "Recent Operating Trends" section of the Company's quarterly Supplemental Financial Information.

"Billed revenue is demonstrating signs of sequential quarterly improvement, cash revenue collection rates are increasing, rising traffic volume is supportive of continued strength in occupancy, and pricing power has returned across most of our markets, as evidenced by sequential quarterly improvements in effective blended lease rate growth," said Mike Lacy, UDR's Senior Vice President of Operations. "Collectively, these trends have resulted in positive sequential revenue growth. Combined with the continued successful rollout of our Next Generation Operating Platform, we are well positioned as we approach the traditional leasing season."

Summary of Fourth Quarter 2020 and First Quarter 2021 Residential Operating Trends[1]

	As of and Through April 25, 2021				
Metric	Q4 2020	Jan 2021	Feb 2021	Mar 2021	Q1 2021
Cash revenue collected (% of billed) during billing period	95.4%	93.3%	93.3%	93.8%	95.2%
Cash revenue collected (% of billed) subsequent to billing period[1]	1.6%	3.2%	2.8%	1.6%	0.8%
Cash revenue collected (% of billed) as of April 25, 2021[1]	97.0%	96.5%	96.1%	95.4%	96.0% [2]
Revenue reserved or written-off[2]	2.4%	N/A	N/A	N/A	2.6%
Same-Store Leasing Traffic (daily avg.)[3]	815	930	931	1,170	1,013
Same-Store Visits (total for period)[3]	22,445	9,909	8,820	13,275	32,004
Same-Store Metrics					
Weighted Average Physical Occupancy	96.1%	96.4%	96.3%	96.5%	96.4%
Effective Blended Lease Rate Growth[3]	(0.3)%	0.1%	0.3%	0.3%	0.3%

[1] Metrics shown here are as of April 25, 2021, and are for the Company's total residential portfolio, unless otherwise indicated. Cash revenue collected as a percentage of billed revenue for Q2 2020 and Q3 2020 are 98.3 percent and 97.9 percent, respectively, as of April 25, 2021.

[2] For Q1 2021, the Company reserved (reflected as a reduction to revenue) approximately 1.5 percent, or $4.7 million, of billed residential revenue for bad debt, including $0.3 million for the Company's share from unconsolidated joint ventures. This brings the Company's total bad debt reserve to $18.0 million, including $1.1 million for the Company's share from unconsolidated joint ventures, which compares to a quarter-end accounts receivable balance of $25.4 million.

[3] The Company defines (a) Leasing Traffic as average daily leads to lease a home for the period indicated. The Company defines (b) Visits as the summation of tours taken by current and prospective residents, whether in-person (where allowed) or by virtual means, for the period indicated. The Company defines (c) Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level new and in-place demand trends. Please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information for additional details.

Outlook

For the second quarter of 2021, the Company has established the following earnings guidance ranges. For the full-year 2021, the Company increased its previously provided same-store and certain earnings guidance ranges[1]:

	Q1 2021 (Actual)	Q2 2021 (Outlook)	Prior Full-Year 2021 Outlook	Updated Full-Year 2021 Outlook	Change to 2021 Guidance, at Midpoint
Net Income / (Loss) per share	$0.01	$0.01 to $0.03	$0.13 to $0.25	$0.04 to $0.13	$(0.105)
FFO per share	$0.32	$0.47 to $0.49	$1.87 to $1.99	$1.76 to $1.85	$(0.125)
FFOA per share	$0.47	$0.47 to $0.49	$1.88 to $2.00	$1.91 to $2.00	$0.015
AFFO per share	$0.44	$0.42 to $0.44	$1.70 to $1.82	$1.73 to $1.82	$0.015
YOY Same-Store Revenue Growth / (Decline), with concessions reported on a <u>cash basis</u>	(6.4)%	N/A	(2.5)% to 0.5%	(2.0)% to 0.5%	0.25%
YOY Same-Store Revenue Growth / (Decline), with concessions reported on a <u>straight-line basis</u>	(6.7)%	N/A	(4.5)% to (1.5)%	(4.0)% to (1.5)%	0.25%
YOY Same-Store Expense Growth	3.3%	N/A	1.0% to 4.0%	1.0% to 3.0%	(0.50)%
YOY Same-Store NOI Growth / (Decline), with concessions reported on a <u>cash basis</u>	(10.4)%	N/A	(4.0)% to 0.0%	(3.25)% to 0.0%	0.375%
YOY Same-Store NOI Growth / (Decline), with concessions reported on a <u>straight-line basis</u>	(10.8)%	N/A	(6.5)% to (2.5)%	(5.75)% to (2.5)%	0.375%

[1] Additional assumptions for the Company's second quarter and 2021 outlook can be found on Attachment 15 of the Company's related quarterly Supplemental Financial Information. A reconciliation of FFO per share, FFOA per share, and AFFO per share to GAAP Net Income per share can be found on Attachment 16(E) of the Company's related quarterly Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(E), "Definitions and Reconciliations," of the Company's related quarterly Supplemental Financial Information.

First Quarter 2021 Operations

In the first quarter, total revenue decreased by $(20.0) million year-over-year, or (6.2) percent, to $301.4 million. This decrease was primarily attributable to declines in revenue from mature communities. The first quarter annualized rate of turnover increased by 110 basis points versus the prior year period to 39.4 percent. Please refer to page 1 of this Press Release for additional details on first quarter Same-Store growth results.

Approximately 25 percent of the Company's first quarter 2021 Same-Store NOI came from communities located in New York, NY, the San Francisco Bay Area, CA, and Boston, MA. As shown in the following table, sequential rent growth and occupancy improved during the first quarter as concessionary activity decreased and demand increased versus the prior quarter. These trends have continued into April 2021.

Summary of First Quarter 2021 versus Fourth Quarter 2020 Same-Store Growth and Occupancy Trends

		Revenue Growth / (Decline)		NOI Growth / (Decline)		Physical Occupancy[3]	
Market	**% of Same-Store Portfolio[1]**	**Cash Basis[2]**	**Straight-Line Basis[2]**	**Cash Basis[2]**	**Straight-Line Basis[2]**	**Q1 2021**	**As of April 25, 2021**
New York, NY	5.2%	10.9%	(3.3)%	23.7%	(6.9)%	94.6%	95.9%
San Francisco, CA	8.6%	1.4%	(3.7)%	2.4%	(5.0)%	92.8%	94.5%
Boston, MA	11.6%	0.5%	(0.8)%	(1.7)%	(3.6)%	95.9%	96.5%
Subtotal / Wtd. Avg.	**25.4%**	**2.9%**	**(2.4)%**	**4.9%**	**(4.7)%**	**94.6%**	**95.8%**
Remaining Markets	**74.6%**	**(0.7)%**	**(1.4)%**	**(1.5)%**	**(2.6)%**	**96.7%**	**97.0%**
Total / Wtd. Avg.	**100.0%**	**0.3%**	**(1.7)%**	**(0.2)%**	**(3.1)%**	**96.4%**	**96.8%**

[1] Based on Q1 2021 Same-Store NOI. Totals may not equate to the displayed subtotals or weighted averages due to rounding. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.

[2] "Cash Basis" and "Straight-Line Basis" present concessions reported on a cash or straight-line basis, respectively.

[3] Weighted average Same-Store physical occupancy for the first quarter 2021 and April 2021 as of and through April 25, 2021, respectively.

In the table below, the Company has presented sequential Same-Store results by region, with concessions accounted for on cash and straight-line bases.

Summary of Same-Store Results in First Quarter 2021 versus Fourth Quarter 2020

Region	**Revenue Growth / (Decline)**	**Expense Growth / (Decline)**	**NOI Growth / (Decline)**	**% of Same-Store Portfolio[1]**	**Physical Occupancy[2]**	**Sequential Change in Occupancy**
West	(0.1)%	(0.6)%	0.2%	36.4%	95.8%	0.8%
Mid-Atlantic	(1.9)%	4.0%	(4.3)%	22.4%	96.6%	(0.4)%
Northeast	4.3%	3.2%	5.0%	16.8%	95.5%	1.2%
Southeast	0.1%	1.1%	(0.4)%	11.7%	97.3%	0.1%
Southwest	(0.4)%	1.7%	(1.8)%	7.2%	96.9%	(0.2)%
Other Markets	(0.1)%	(3.5)%	1.4%	5.5%	97.2%	(0.2)%
Total (Cash)	**0.3%**	**1.5%**	**(0.2)%**	**100.0%**	**96.4%**	**0.3%**
Total (Straight-Line)	**(1.7)%**	**-**	**(3.1)%**	**-**	**-**	**-**

[1] Based on Q1 2021 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.

[2] Weighted average Same-Store physical occupancy for the quarter.

In the table below, the Company has presented components of residential revenue contribution that drove the year-over-year decrease and sequential increase in Same-Store revenue during the first quarter, as reported on a cash basis. The changes are a result of the following:

	Year-Over-Year Contribution to Growth / (Decline)[1]		Sequential Contribution to Growth / (Decline)[1]	
Residential Revenue Components	**Q1 2020 to Q1 2021 ($ in millions)**	**Q1 2020 to Q1 2021 (%)**	**Q4 2020 to Q1 2021 ($ in millions)**	**Q4 2020 to Q1 2021 (%)**
Base Quarter Same-Store Revenue	**$296.9**		**$277.0**	
Gross Rents	$(7.7)	(2.6)%	$(1.7)	(0.6)%
Concessions[2]	$(3.7)	(1.2)%	$4.0	1.4%
Economic Occupancy Loss	$(2.0)	(0.7)%	$0.6	0.2%
Bad Debt Reserve and Net Bad Debt Write-Offs	$(5.4)	(1.8)%	$(1.0)	(0.3)%
Fee and Other Income	$(0.3)	(0.1)%	$(1.1)	(0.4)%
Q1 2021 Same-Store Revenue	**$277.8**	**(6.4)%**	**$277.8**	**0.3%**

[1] Totals may not sum to $277.8 million, (6.4) percent and 0.3 percent, respectively, due to rounding.

[2] Concessions exclude direct leasing costs. Please see Attachment 16(C), "Definitions and Reconciliations," of the Company's related quarterly Supplemental Financial Information for a reconciliation of Same-Store Revenue with concessions on a cash basis to Same-Store Revenue on a straight-line basis.

Transactional Activity

During the quarter, the Company:

- Acquired Union Place, a 300-home community located in suburban Boston (Franklin), MA, for $77.4 million, or $258,000 per home. At the time of acquisition, the 15-year-old property, which affords substantial operating and renovation upside, had average monthly revenue per occupied home of $1,707 and occupancy of 94 percent.
- Sold Parallel, a 386-home community located in Orange County (Anaheim), CA, for gross proceeds of $156.0 million, or $404,000 per home. At the time of sale, the community had a weighted average monthly revenue per occupied home of $2,160 and physical occupancy of 96 percent.
- Sold OLiVE DTLA, a 293-home joint venture community located in Los Angeles, CA, in which the Company had 47 percent ownership, for a gross sales price of $121.0 million, or $413,000 per home, at 100 percent. At the time of sale, the community had a weighted average monthly revenue per occupied home of $2,550 and physical occupancy of 93 percent.

Subsequent to quarter-end, the Company:

- Acquired The Canal, a 636-home community located in suburban Dallas (Farmers Branch), TX, for $110.0 million, or $173,000 per home. At the time of acquisition, the community, which was constructed in two phases in 2017 and 2019, had average monthly revenue per occupied home of $1,369, occupancy of 93 percent, and was encumbered with $42.0 million of secured debt. The Canal is located proximate to four wholly owned UDR communities (2,876 homes), which the Company expects should drive additional operating efficiencies as its Next Generation Operating Platform is deployed.
- Is under contract to acquire a 945-home community in suburban Dallas (Frisco), TX, for $167.0 million, or $177,000 per home, which the Company expects to close during the second quarter of 2021, subject to customary closing conditions. At the time the Company entered into a purchase agreement, the community, which was constructed in two phases in 2009 and 2012, had average monthly revenue per occupied home of $1,095, occupancy of 96 percent, and was encumbered with $89.5 million of secured debt. The community is located proximate to a wholly owned UDR community (Legacy Village Apartment Homes, 1,043 homes), which the Company expects should drive additional operating efficiencies as its Next Generation Operating Platform is deployed.

Development Activity

At the end of the first quarter, the Company's development pipeline totaled $501.5 million and was 48 percent funded. The Company's active pipeline includes five development communities, one each in Denver, CO; Dublin, CA; King of Prussia, PA; Addison, TX; and Washington, D.C., for a combined total of 1,417 homes. During the quarter, the Company completed construction of Vitruvian West Phase 2, a $64.0 million, 366-home community in Addison, TX, that continues its successful lease-up, and commenced construction of Vitruvian West Phase 3, a $74.0 million, 405-home community in Addison, TX.

Developer Capital Program ("DCP") Activity

At the end of the first quarter, the Company's DCP investments, including accrued return, totaled $447.3 million with a weighted average return rate of 8.3 percent and weighted average estimated remaining term of 2.5 years.

During the quarter, the Company committed to invest $30.2 million into Makers Rise, a 356-home multifamily development located in suburban Washington, D.C. (Herndon, VA), and $19.8 million into 121 at Watters, a 469-home multifamily development located in suburban Dallas (Allen), TX. Each investment yields 9.0 percent on the Company's capital outstanding with five years until expected redemption and includes profit participation upon a liquidity event. Both developments are fully capitalized, inclusive of developer equity equal to approximately 15 percent of each project's total cost, and construction for both communities is expected to commence during the second quarter of 2021.

Capital Markets and Balance Sheet Activity

As previously announced, during the quarter the Company:

- Entered into forward sale agreements for approximately 9.3 million shares of common stock at a weighted average initial forward price per share of $43.60, which will be adjusted at settlement to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the forward sale agreements. 7.0 million shares are subject to forward sale agreements entered into in connection with an underwritten public offering and approximately 2.3 million shares are subject to forward sale agreements under the Company's at-the-market equity program. No shares under any of the forward sale agreements have been settled. The final dates by which shares sold under the forward sale agreements must be settled range between February 23, 2022 and March 29, 2022.
- Issued $300.0 million of unsecured debt at an effective interest rate of 2.14 percent that matures in June 2033 and used the proceeds to redeem all $300.0 million aggregate principal amount of its 4.00 percent medium-term notes originally due in October 2025.
- In conjunction with its joint venture partner MetLife, refinanced $302.3 million of mortgage loans with a weighted average interest rate of 3.7 percent on Columbus Square (Manhattan, NY) that were scheduled to mature in 2022, with $229.6 million of fixed rate mortgage loans at a weighted average interest rate of 2.6 percent that mature in 2031.

As of March 31, 2021, the Company had $948.4 million of liquidity through a combination of cash and undrawn capacity on its credit facilities, plus estimated proceeds of approximately $404.6 million from the potential settlement of previously-announced forward equity sale agreements (subject to adjustment as described above), for a total of $1.35 billion in liquidity. Please see Attachment 15 of the Company's related quarterly Supplemental Financial Information for additional details on projected capital sources and uses.

The Company's total indebtedness as of March 31, 2021 was $5.0 billion with no remaining consolidated maturities until 2023, excluding principal amortization, amounts on the Company's commercial paper program and amounts on the Company's working capital credit facility. The Company ended the quarter with fixed-rate debt representing 94.3 percent of its total debt, a weighted average interest rate of 2.84 percent and a weighted average years to maturity of 8.2 years. The Company's consolidated leverage was 35.3 percent versus 35.0 percent a year ago, its consolidated net-debt-to-EBITDAre was 7.0x versus 6.0x a year ago and its consolidated fixed charge coverage ratio was 4.5x versus 4.8x a year ago.

Dividend

As previously announced, the Company's Board of Directors approved a one percent annualized common dividend increase for 2021 and declared a regular quarterly dividend on its common stock for the first quarter of 2021 in the amount of $0.3625 per share. The dividend will be paid in cash on April 30, 2021 to UDR common stock shareholders of record as of April 9, 2021. The first quarter 2021 dividend will represent the 194th consecutive quarterly dividend paid by the Company on its common stock.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information
UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on April 28, 2021 to discuss first quarter results as well as high-level views for 2021.

The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 877-705-6003 for domestic and 201-493-6725 for international. A passcode is not necessary.

This quarter, given the combination of a high volume of conference calls occurring during this time of year generally and the impact that the COVID-19 pandemic has had on staffing and capacity at our conference call provider, we anticipate potential delays if you dial in to be connected to the live call. As a result, we encourage stockholders and interested parties to join us for the Company's earnings results discussion via the webcast link. If you choose to dial in to the live call, please allow extra time to be connected to the call.

A replay of the conference call will be available through May 28, 2021, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13718415, when prompted for the passcode. A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data
The full text of the earnings report and related quarterly Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Forward-Looking Statements
Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, the impact of the COVID-19 pandemic and measures intended to prevent its spread or address its effects, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning the joint ventures with third parties, expectations that technology will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.
UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of March 31, 2021, UDR owned or had an ownership position in 52,617 apartment homes including 1,417 homes under development. For over 48 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.